  Item 1

Central Puerto S.A. ORDINARY GENERAL MEETING no. 74
At Avda. Tomas A. Edison No. 2701, City of Buenos Aires, at 11.30 a.m., on September 13, 2019, Mr. Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (hereinafter, the “Company”), commences the Annual General Meeting called for this date. The Meeting is chaired by Mr. Osvaldo Arturo RECA, in his capacity as Chairman of the Company´s Board of Directors. On behalf of the Board of Directors, the following individuals are also present: Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás WHITE, Jorge RAUBER, Cristian LOPEZ SAUBIDET, and Jorge Eduardo VILLEGAS. The members of the Supervisory Committee are also present: Carlos Cesar Adolfo HALLADJIAN, Eduardo Antonio EROSA and Juan NICHOLSON. The Directors Liliana MURISI and Tomas PERES previously informed that they would not be present at the meeting for personal reasons. It is put on record that Gustavo Podestá is present on behalf of the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.) (hereinafter, “BYMA”). It is also put on record that the representative of the Argentine Securities Commission (Comisión Nacional de Valores) (hereinafter, “CNV”) is not present. In accordance with pages 27 to 30 of the Shares and Shareholders Registry Book no. 3, sealed under number 2156-16, there are 46 shareholders present, 38 by proxy and 8 on their own behalf, which shareholders represent 1,226,034,872 ordinary shares carrying 1 (one) vote each and with a face value of 1 Ps. each. Such shares represent a total capital stock of Ps. 1,226,034,872, with right to vote, which are equal to 80.98% of the current Ps. 1,514,022,256 capital stock and to the total outstanding shares with right to vote. The shares, votes, name of the shareholders and their proxies, addresses and ID numbers are recorded on pages 27 to 30 of the abovementioned Shares and Shareholders Registry Book. It is put on record that the shareholders certificates have been submitted pursuant to Section 238 of the Argentine Companies Act no. 19550 (hereinafer, “LGS”) and CNV regulations (as amended 2013), Resolution no. 622/2013 as amended (hereinafter, the “CNV Regulations”). So as to collaborate with the development of the Meeting, Mr. Chairman asks shareholders to wait to be given the floor, to identify themselves when asking for the floor, and to identify themselves when issuing a negative vote or when refraining from voting a motion put to vote. Moreover, it reminds shareholders that the silence regarding any proposal or motion shall be considered as approval. There being quorum to validly transact business, the Meeting is initiated. The first item on the Agenda is submitted for consideration:
1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The proxy of shareholder Gonzalo Pérès Moore takes the floor and proposes the appointment of shareholder Marcelo Atilio Suvá and herself as proxy of shareholder Gonzalo Pérès Moore to sign the minutes of this Meeting. The motion is put to vote. Afterwards, the proxy of shareholder Citibank N.A. – Central Puerto S.A. (hereinafter, “Citibank”) states that it issues 45,400 negative votes and 336,540,690 votes in favor of Pérès Moore’s motion and that it refrains from issuing 31,750 votes. Therefore, after short deliberation, the proposal of the proxy of shareholder Pérès Moore is approved by the majority of eligible votes. Next, the second item on the Agenda is submitted to the Shareholders for consideration: 2) CONSIDERATION OF THE USE OF THE VOLUNTARY RESERVE, POSSIBILITY OF RATIFICATION, CORRECTION AND/OR REVERSAL. In this regard, Mr. Chairman states that according to the decision taken by the Board of Directors of the Company in its meeting held on August 12, 2019 and regard being had to 1) the income (loss) shown by the interim financial statements closed June 30, 2019; and 2) the voluntary reserves promptly created by the Company (which amount to ARS 21,982,212,000 to date), it is proper to evaluate the ratification or correction of their purpose. Afterwards, the proxy of shareholder Gonzalo Pérès Moore takes the floor, proposes and votes for, in view of the current situation, the ratification of the current voluntary reserve, notwithstanding the possibility of considering its purpose when proper. Afterwards, the proxy of shareholder Citibank N.A. – Central Puerto S.A. (hereinafter, “Citibank”) states that it issues 915,070 negative votes and 313,562,910 votes in favor of Pérès Moore’s motion and that it refrains from issuing 22,139,860 votes. Afterwards, the proxy of shareholder ANSES FGS Ley 26.425 asks for the floor and proposes to correct the Voluntary Reserve of the Company and partially reverse it for the amount of ARS 1,260,000,000 (one thousand two hundred and sixty million Argentine pesos) to pay dividends to shareholders and to keep the remaining amount as Voluntary Reserve. Afterwards, the proxy of shareholder Argentine State –Energy Secretariat states that it accompanies the proposal of shareholder ANSES FGS Ley 26.425 granting all its votes. Finally, shareholder Mariano Turk takes the floor and proposes to partially reverse the Voluntary Reserve of the Company so as to acquire shares of the Company for the amount of ARS 300,000,000 (three hundred million Argentine pesos). Likewise, shareholders Federico Lazzari, Guillermo Lolla, and Mart’n Granschinsky state they agree with shareholder Turk’s proposal and that they grant all their votes. Therefore, after short deliberation and the corresponding voting, the proposal of the proxy of shareholder Pérès Moore is approved by the majority of eligible votes (1,049,973,188 votes in favor; 153,921,824 negative votes of shareholders Turk, Lazzari, Lolla, Granschinsky, ANSES FGS Ley 26.425, Argentine State–Energy Secretariat, and Citibank with 915,070 votes; and 22,139,860 abstentions).

The third item of the Agenda is submitted for consideration: 3) GRANTING OF AUTHORIZATIONS. The proxy of shareholder Gonzalo Pérès Moore takes the floor, proposes and votes to authorize Mr. Chairman and/or he whom appoints and/or José Manuel Pazos, Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Christian Rodr’guez Montes and/or Victoria Casabella Mart’nez, and/or Mariano Luchetti and/or Mar’a Agustina Leppen and/or Mar’a Lucila Winschel and/or Veronica Apollonio and/or Jose Mar’a Bazan and/or Juan Barros Mos and/or Teodoro Rodr’guez Cáceres so that they, individually and indistinctly, perform all the procedures needed for filing the decisions taken at this Meeting with supervisory entities, including but not limited to the following: CNV, BYMA, MERVAL (Mercado de Valores de Buenos Aires), the Security Clearing House (Caja de Valores), the Argentine Business Entities Registry Office (Inspección General de Justicia (“IGJ”) (pursuant to Section 37 of the General Resolution IGJ no. 7/2015), and before any other regulation agency, being able to sign all kinds of presentations and/or forms, legal notices, law publications in general, affidavits, receive and answer lawsuits, commence proceedings and take all the proceedings necessary to obtain the respective records and approvals. The motion is put to vote. Afterwards, Citibank’s proxy states that regarding Pérès Moore’s proposal, it issues 80,290 negative votes, 336,487,670 votes in favor, and that it refrains from issuing 49,880 votes. Afterwards, the proxy of ANSES FGS Ley 26.425 refrains from voting shareholder Pérès Moore’ proposal. In accordance to that and after short deliberation, Mr. Chairman informs that the motion of Pérès Moore’s proxy is approved by the majority of eligible votes. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present and the meeting was adjourned at 11.55 a.m.

In accordance with Title II, Chapter VIII, Section IV, Section 23, paragraph d) of CNV Regulations, the votes of Citibank, on its capacity as depositary, regarding each item are indicated below:

Item	In favor	Negative	Abstention
1	336,540,690	45,400	31,750
2	313,562,910	915,070	22,139,860
3	336,487,670	80,290	49,880

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

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